

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 11, 2007

By U.S. Mail and facsimile (415) 989-3796

Dean L. Cash
Chief Executive Officer
ATEL 12, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re: ATEL 12, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 31, 2007**
> **File No. 333-142034**

Dear Mr. Cash:

 We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Federal Income Tax Consequences, page 75
Opinions of Derenthal & Dannhauser LLP, page 76

1. Please delete the first sentence appearing under this heading, as requested in comment 5 of our letter dated August 24, 2007. Please note that it is insufficient to state that counsel has "reviewed this Section of the Prospectus" and "the statements or conclusions of law[] included herein," as the prospectus disclosure must unambiguously constitute the opinion of counsel.

2. We note your response to comment 8 of our letter dated August 24, 2007. Please revise the discussion of the consequence of counsel's inability to render an opinion with respect to the status of the fund's leases to provide counsel's opinion of such consequences.

Exhibits
Exhibit 8.1, Opinion regarding tax matters

3. We note your response to comment 12 of our letter dated August 24, 2007. We also note the statements throughout the opinion indicating that you "confirm" the opinions set forth in the prospectus. Please revise to clearly state that the disclosure in the prospectus constitutes the opinion of counsel. Please also revise the second to last and last paragraphs to remove the implication that certain tax consequences of your offering are "set forth" in the exhibit.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-7322 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal (*via facsimile* 415/981-4840)
        Derenthal & Dannhauser
        One Post Street, Suite 575
        San Francisco, California 94104